January 10, 2014

VIA UPS EXPRESS
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:                 Systemax Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 5, 2013
File No. 001-13792

Dear Ms. Thompson:
Reference is made to the letter dated December 4, 2013 (the "Comment Letter") to the undersigned, Mr. Lawrence P. Reinhold, Executive Vice President and Chief Financial Officer of Systemax Inc. (the "Company"), setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 filed by the Company on March 14, 2013 (the "Annual Report") the Definitive Proxy Statement on Schedule 14A filed April 30, 2013, and the Form 10-Q for the Quarterly Period Ended September 30, 2013 filed November 5, 2013 (the "Quarterly Report").
This letter sets forth the Company's responses to the Staff's comments. For your convenience, the Staff's comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings in this letter correspond to the headings of the Comment Letter.
Regarding the Staff's request that the Company revise prior filings to reflect its responses to certain of the Staff's comments, the Company respectfully requests that after considering the Company's responses, that the Staff reconsider its request and permit the Company to effect the new revised disclosures discussed below, as applicable, in its Form 10-K for fiscal 2013 (due to be filed in mid-March 2014) and in its 2014 Proxy Statement (due to be filed in April 2014). The Company believes that given the nature of the additional disclosures requested, the time and expense of creating amendments to the filings and, most importantly, that the 2013 Form 10-K and 2014 Proxy Statement reflecting these revised disclosures will be published in the very near term, that amendments of old filings is not necessary to protect investors. The Company notes that while the Staff's insightful comments will result in enhanced disclosure, the Company does not believe the existing disclosures were inadequate, or contained omissions, so as to adversely affect an investor's decision making process. The Company believes that the salient information of importance to investors has been communicated, but acknowledges that further detail could be helpful and as discussed below the Company will provide this detail in future filings. However, although disclosure can always be enhanced and improved, the Company does not believe its disclosure as reflected in its prior filings is so deficient as to require revised filings, particularly since the new disclosure will be appearing almost concurrently with when revised filings would be made. Accordingly, the Company respectfully requests the Staff to allow the new disclosures to be made in future filings, and not require amendment of prior filings.
Form 10-K for the Fiscal Year Ended December 31, 2012
General
1.
In the interest of reducing the number of comments, we have not issued separate comments where the facts and circumstances of a comment on your Form 10-K also apply to your Forms 10-Q. Where applicable, please also include in your responses to our comments your consideration of your disclosure and information contained within your Forms 10-Q.

We note the Staff's comment, appreciate this approach, and have addressed this concern in our responses below where applicable.
Results of Operations, page 24
2.	Based on your disclosures on pages 7 and 56, we note that you experienced a significant decrease in operating and pre-tax income within your North American operations during fiscal 2012. Although we note your reference on page 24 to the "weakness" in the North American market and that you recorded material special charges during fiscal 2012 related to your North American operations, it does not appear that you adequately explain all reasons for the significant fluctuations in geographic income. Considering North America represents approximately 70% of your revenues for the periods presented, please tell us and revise your disclosures to provide more detailed reasons for these geographic trends. We believe this information should be included in your filing since it would enable investors to see the company through the eyes of management and provide them information about the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.
The Company further describes the weakness in North American sales in its Technology Products Segment as attributable to web, television and retail store sales declines on page 32 of the Form 10-K under the caption "Segments". The Company further attributes the declines in web, television and retail stores to volume and selling price erosions in the product categories of personal computers and televisions on page 34 of the Form 10-K. In future filings on Form 10-K and Form 10-Q the Company will emphasize this disclosure in MD&A by including it in the Overview and/or Segment discussions. Please see also our response to Comment 4 below regarding Form 8-K disclosure of special charges; the Company would also include that Form 8-K disclosure in future filings in response to this Comment 2. Since this information was already disclosed, and will be disclosed more concisely and prominently in future filings on Form 10-K and 10-Q, the Company requests the Staff not to require revision of past filings for this comment.
Selling, General and Administrative Expenses, page 25
3.	Although you quantify on page 46 the significant year over year increases in net advertising expenses and significant decreases in vendor consideration received from 2010 through 2012, it does not appear you have adequately described the reasons for these movements. Identifying the intermediate effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying these effects, may not provide sufficient insight for a reader to see the business through the eyes of management. Please tell us and revise MD&A to provide a more robust discussion for the reasons for changes in these amounts, as well as any other matters you deem relevant, and describe any known trends that you expect will have a material impact on continuing operations. Refer to Item 303(A)(3) of Regulation S-K and SEC Release No. 33-8350.

As discussed on page 25, the Company's internet advertising increased by approximately $11.4 million and vendor funding declined by $6.9 million in 2012. Together these were the primary drivers for the overall increases in advertising spend in 2012. We are increasing our internet advertising spend in our Industrial Products segment and, in general, vendors funding of such advertising is not a significant part of the Industrial business. In our Technology Products segment, we are decreasing our advertising spend.  Further, vendor funding of advertising in the Technology Products segment is a significant part of the business and such funding is declining as a result of our sales declines and fewer vendor programs.  In future Form 10-K and 10-Q filings, the Company will evaluate the changes in advertising net costs and will provide enhanced disclosure of the underlying changes and trends so that investors will have better understanding of how these factors impact SG&A. Because the Company believes the important information (the overall increase in advertising and decrease in vendor funding) has been communicated, and that such information will be disclosed in the future Form 10-K and 10-Q filings, the Company requests the Staff to reconsider its request for revisions to prior filings.

Special Charges (Gains), Net, page 26

4.	We note your disclosures on pages 18 and 51 regarding your various restructuring and reorganization plans. Please revise MD&A to include a discussion of the expected effects on future earnings and cash flows resulting from the plans, such as reduced depreciation and employee expenses. Refer to SAB Topic 5.P.
On November 1, 2012, the Company disclosed its restructuring plans in a Form 8-K filing.  In such filing, the Company disclosed its restructuring plans, the expected changes to future earnings, cash flow impacts from the plans as well as a range of expected improvement in earnings once the restructuring plans were completed. The Form 8-K disclosure was as follows:
         " Item 2.05      Costs Associated with Exit or Disposal Activity

PC Manufacturing Business

Early in the fourth quarter of 2012, the Company conducted an evaluation of its PC manufacturing operations located in Ohio and on October 31, 2012 its Board of Directors concluded that the Company's future North American technology results will be enhanced by exiting the computer manufacturing business.  The Company will continue service and support for its previously sold PCs.  As a result of exiting this business, the Company expects to incur aggregate one-time charges of approximately $6 to $8 million, pre tax, in the fourth quarter of 2012 and during 2013 for asset impairment, exit and severance expenses. This amount includes approximately $5 million in non cash charges for asset impairments including an expected write-down of our manufacturing facility to current market values, $750,000 in estimated cash charges for workforce reduction costs, and $500,000 in estimated cash charges for other related shut down expenses. The Company anticipates that the opportunity benefit of strengthening its strategic relationships with vendor partners within the desktop PC category should provide improved profitability of between $1 and $2 million, pre tax, on an annual basis.
European Shared Services Center

To facilitate the continued growth of its European Technology business, the Company intends to open a shared services center in Eastern Europe in 2013.  This new facility, approved by the Board of Directors on October 31, 2012, will provide certain administrative and back office services and will help drive operational efficiencies and better serve the Company's pan-European operating strategy.  The Company expects that one time exit, severance and startup costs in order to implement the shared services center, as well as other cost reduction initiatives in Europe anticipated to occur in the fourth quarter of 2012 and the first quarter of 2013, will aggregate between $14 and $16 million, pre tax, during the fourth quarter of 2012 and during 2013. This amount includes approximately $9 million for workforce reduction costs, $3 million in start up costs related to our new facility, and $3 million in other tax, legal, and commercial fees. The Company anticipates that approximately all of the exit, severance and start-up costs will result in future cash expenditures which will be incurred in the fourth quarter of 2012 and the first half of 2013. The Company anticipates that it will realize a reduction in its cost structure of between $9 and $11 million, pre tax, on an annual basis after implementation of the shared services center. Not all of the components of this initiative are finalized, and the actual costs and specific timing of the costs could change from the Company's estimate as the scope of the initiative and underlying assumptions may change.

Item 2.06     Material Impairments

United States Technology Brands

Early in the fourth quarter of 2012, the Company conducted an evaluation of its multi-brand United States consumer strategy and the intangible assets used in that strategy and on October 31, 2012 its Board of Directors concluded that the Company's future North American consumer business would be optimized by consolidating its United States consumer operations under TigerDirect, its leading and largest brand.  Accordingly, the Company will record one-time, non-cash impairment charges related to the intangible assets of CompUSA and Circuit City of approximately $34 million, pre-tax, in the fourth quarter of 2012."
The Company provided other disclosures relevant to SAB Topic 5.P in Note 7 to the financial statements on page 51 and in MD&A on page 26 under the caption "special charges."  The Company will include such disclosures, as well as a summary of the Form 8-K disclosure, more prominently in future filings on Forms 10-K and 10-Q. Because the prior filings contained the requested disclosure and was part of the total mix of information available to investors, and that such disclosure will be made in future filings, the Company respectfully requests the Staff to reconsider its request for revisions to prior filings.

Income Taxes, page 27

5.	We note your disclosure on pages 22 and 27 regarding your reversal of approximately $15.1 million of valuation allowances against deferred tax assets of your French subsidiary due to the subsidiary no longer being in a cumulative loss position. We have the following comments:

•	Please tell us the gross and net of valuation allowance amounts of the related deferred tax assets as of December 31, 2010, 2011 and 2012, as well as September 30, 2013, and describe their nature.

The related deferred tax assets are as follows (in millions):

	December 31,			September 30,
	2010	2011	2012	2013
Deferred tax assets-gross	$61.6	$51.6	$44.3	$42.4
Deferred tax assets- tax effected	$21.2	$17.2	$16.0	$15.9
Valuation allowances	$(21.2)	$(17.2)	-	-
Net deferred tax assets	-	-	$16.0	$15.9

The deferred tax assets of the Company's French subsidiary consists primarily of cumulative net operating losses, inventory reserves, allowances for doubtful accounts, depreciation of fixed assets and pension obligations.

•	Please explain in detail why you believed a valuation allowance was necessary in prior periods, as well as when it was initially recorded.

The Company purchased the stock of Inmac Wstore in September 2009. At the time of the acquisition, Inmac Wstore had been recording operating losses and had recently recorded impairment charges against the intangibles on its books, resulting in a large cumulative net operating loss. In its purchase accounting, the Company recorded a valuation allowance against the acquired deferred tax assets and net operating losses of Inmac Wstore as a result of the Inmac Wstore history of losses as well as uncertainty surrounding the Company's ability to implement its turnaround plan.

In the three months of ownership in 2009 and for the full year of 2010, Inmac Wstore continued to record losses as it restructured and implemented the turnaround plan. At December 31, 2010 Inmac Wstore had a cumulative loss for the 15 months the Company had owned it and although the Company was making progress in its implementation of the turnaround plan, negative evidence, primarily the continuing losses, outweighed the positive evidence of a forecast for profitability.  As a result, at December 31, 2010 the Company could not reach a conclusion that it was "more likely than not" that the deferred tax assets of Inmac Wstore would be realized and the valuation allowances against the deferred tax assets remained in place.

In 2011 Inmac Wstore recorded a full year profit and its cumulative results for the 27 months the Company owned Inmac Wstore were positive.  However, at December 31, 2011 the Company could not reach a conclusion that it would be "more likely than not" that the deferred tax assets of Inmac Wstore would be realized and the valuation allowances against the deferred tax assets remained in place. Management reached this conclusion based upon evaluation of the negative evidences of 1) the short history of ownership, 2) a lack of a history of forecasts that had proved to accurately project the operating unit's results (there are no significant backlogs or firm contracts in the business), 3) the volatile economic conditions that existed in France and Europe at the end of 2011, 4) the downgrading of French banks by credit rating agencies and 5) 2011 tax law changes in France that limited the amounts of net operating losses (one of Inmac Wstore's largest deferred tax assets) French companies could use against pretax income in any one tax year.  All of these negative factors contributed to uncertainty concerning the future profitability expectations of Inmac Wstore, when weighed against the positive evidence of a cumulative 27 month profit and a forecast for profitability.  Accordingly, management reached the conclusion that a full valuation allowance was warranted in accordance with applicable accounting guidance pursuant to ASC 740.

•
Please explain in detail the facts and circumstances existing in 2012 that you considered in assessing the realizability of the deferred tax assets and ultimately reversing the $15.1 million valuation allowance. In your response, please specifically address each of the sources of income outlined in ASC 740-10-30-18, both positive and negative evidence, as well as your assessment of how objectively verifiable the evidence was and how that impacted your evaluation.

In evaluating the need for a valuation allowance at September 30, 2012 the Company considered the four sources of income as noted in the authoritative guidance of ASC 740 and all positive and negative evidences concerning the realizabilty of the deferred tax assets and noted the following:
a) Inmac Wstore's sources of income were the future reversal of its taxable temporary differences and current operating income. There were no tax planning strategies or carryback periods available.
b) By September 2012 the negative evidence seen in late 2011 of volatile economic conditions in Europe had stabilized somewhat and the downgrading of French banks did not have the severe economic impact on the French economy that had been anticipated. At September 30, 2012, Inmac Wstore had recorded significant pretax income for the first nine months of 2012; the Company had a substantial  36 month operating history of this acquired business; Inmac Wstore had a significant three year cumulative profit; and Inmac Wstore had demonstrated an improved ability to reliably forecast its taxable income.

Management was able to objectively verify that negative evidences concerning macro economic conditions had changed through review of published third party financial reporting available through various media outlets. The more optimistic economic outlook was a key factor, along with the improved financial performance of the business, in management's determination that its forecasts were attainable and therefore that the realization of its deferred tax assets could now be assessed as "more likely than not" to be realized in future periods. Inmac Wstore has continued to report operating profits during 2013 further supporting the decision to reverse the related valuation allowances.

•
Please describe in detail the specific facts and circumstances that changed from prior periods that caused your change in estimate. An example and comparison of current with preceding analyses of this deferred tax asset would assist our understanding.

These facts and circumstances are described in the narratives above.

•
Please tell us whether there was any change in this valuation allowance during the nine months ended September 30, 2013, and if so, the specific facts and circumstances considered. If there was no change, please tell us the facts and circumstances supporting this conclusion as well.

There has been no change in this valuation allowance for the nine months ended September 30, 2013. As noted above, Inmac Wstore has continued to report operating profits during 2013.

Financial Condition, Liquidity and Capital Resources, page 27

6.	We note your disclosure on page 57 that you have not provided for federal income taxes applicable to the undistributed earnings of your foreign subsidiaries as you consider these earnings to be indefinitely reinvested. Please explain or revise to disclose:

•	the amount of cash and short term investments held by your foreign subsidiaries and a statement that these funds are not readily available to the U.S. parent company;

As of December 31, 2012 cash balances and investments held in foreign subsidiaries totaled approximately $85.1 million. These funds were held in local country bank accounts and are not readily available to the U.S. parent company on a tax efficient basis.

•	a statement that you would need to accrue and pay taxes if repatriated; and

In future Form 10-K and 10-Q filings a statement will be added that says the Company would need to accrue and pay income taxes on cash repatriated to the U.S. parent company.

•	a statement that you do not intend to repatriate the funds.

In future Form 10-K and 10-Q filings a statement will be added that says the Company does not currently intend to repatriate these funds.

Additionally, please revise to include qualitative disclosure of the impact, if any, of the decision to indefinitely reinvest earnings in foreign tax jurisdictions on your liquidity and capital resources, such as the payment of dividends or the satisfaction of potential future material domestic obligations. Please ensure that your financial statement footnotes provide all disclosures required by ASC 740-30-50-2.

The decision to indefinitely reinvest earnings in foreign tax jurisdictions has no material impact on the Company's liquidity or capital resources. The Company had in excess of $160 million of liquidity (cash and undrawn line of credit) in the United States as of December 31, 2012, which is sufficient to fund its U.S. operations and capital needs, including any dividend payments, for the foreseeable future. The Company will include the above disclosures in its future Form 10-K and 10-Q filings.

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

11. Commitment, Contingencies and Other Matters, page 58

7.	We note your disclosures that you are involved with various lawsuits, claims, investigations and proceedings. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these matters, please provide the applicable disclosures required by ASC 450-20-50. In particular, please revise your disclosures to provide the amount or range of reasonably possible losses in excess of amounts accrued, disclose that any such reasonably possible losses in addition to the amount accrued is not quantitatively material to the financial statements, or disclose that the amount or range of reasonably possible losses cannot be estimated.

The Company establishes accrual estimates for its various lawsuits, claims, investigations and proceedings when it is probable that an asset has been impaired or a liability incurred at the date of the financial statements and the loss can be reasonably estimated. At December 31, 2012 and September 30, 2013 the Company had established accruals for certain of its various lawsuits, claims, investigations and proceedings based upon estimates of the most likely outcome in a range of loss or the minimum amounts in a range of loss if no amount within a range is a more likely estimate. The Company does not believe that at December 31, 2012 or September 30, 2013 that any reasonably possible losses in excess of the amounts accrued would be material to the financial statements. The Company will include the above disclosures in its future Form 10-K and 10-Q filings.

12. Segment and Related Information, page 59

8. You disclose you evaluate segment performance based on income from operations before net interest, foreign exchange gains and losses, special (gains) charges and income taxes. Please explain or revise to report this measure as required by ASC 280-10-50-22 and -27.

The Company follows the authoritative guidance of ASC 280 and reports segment performance based upon what the Chief Operating Decision Maker ("CODM") reviews for purposes of making decisions about allocating resources to the segment and assessing its performance. The Company's CODM makes decisions based upon segment operating income.  Non-operating items are not provided to or reviewed at a reporting segment level by the CODM.

Schedule II – Valuation and Qualifying Accounts

9.   We note that you present a combined roll forward for your allowance for sales return and allowance for doubtful accounts. Please address the following items:

•	Please separately present an allowance for sales returns and an allowance for doubtful accounts, or tell us why you believe a combined presentation is appropriate.

The Company combines these accounts as they are both contra receivable accounts. In future filings the Company will disaggregate these accounts.

•
In regards to your allowance for sales returns, please tell us if you record the reduction in revenues based on the gross profit of the related transactions or based on the total estimated revenue related to estimated returns with a related credit to cost of sales. See ASC 605-15-25-1 and 605-15-45-1.

The Company records its sales returns reserve on a gross basis, reducing estimated revenue related to estimated returns with a related credit to cost of sales for those estimated returns in accordance with ASC 605-15-45-1.

•	Present activity within your roll forward on a gross basis.

In future filings the company will show the gross sales and cost of sales activity in the roll forward.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

2012 NEO Cash Bonus Plan, page 29

10. With a view towards improving future disclosure, for each financial goal (i.e., the Adjusted Operating Income Growth goal and the Sales Growth goal), please provide us with the following information:

•	The growth target;

•	Your actual performance with respect to the target;

•	The calculations you made to measure growth; and

•	For the Adjusted Operating Income Growth goal, the adjustments that were made to operating income for the purpose of defining the goal.

We note your statements on page 25 concerning targets and confidentiality. Please note that there does not appear to be a basis for asserting confidentiality with respect to the financial goals for 2012. In this regard, we note that the Adjusted Operating Income Growth goal is based directly on changes in your operating income and the Sales Growth goal is based directly on changes in your revenue, and both of these measures are required to be disclosed—and are disclosed—in your financial statements.

We respectfully request to discuss this comment further with the Staff once the requested information provided below, and our supplemental response, is taken into consideration.

The Company's actual Adjusted Operating Income achievement was $7.7 million and actual Sales achievement was $3.6 billion. We respectfully request to have a representative of the Company contact the Staff to provide the Adjusted Operating Income and Sales targets.

We are not clear on the Staff's request for information regarding the calculations made to measure growth. Growth for purposes of the compensation plan is measured as a comparison of the actual Adjusted Operating Income for the year to the Adjusted Operating Income target for the year; the same comparison is done to determine Sales Growth. The targets are set as described on page 25 of the Proxy Statement. Calculating the growth measure is simply a comparison of the actual results to the trigger points described on pages 29-30 of the Proxy Statement. We apologize if we have misunderstood the Staff's comment, and seek clarification.

No relevant adjustments were made in calculating 2012 Adjusted Operating Income  since the targets were completely missed. For the Staff's information, the types of special, unusual or non-recurring adjustment events that could be taken into consideration are described in Section 10 of the Company's 2010 Long Term Incentive Plan approved by its stockholders, and are summarized on page 27 of the Proxy Statement.

We respectfully request to discuss the Staff's confidentiality analysis as we do not believe we have already disclosed the pertinent information. While actual operating income and sales result are publicly reported as noted by the Staff, the compensation results are based on achievement of an undisclosed percentage level of achievement measured against an undisclosed target; knowing the actual publicly reported year to year results does not provide information on exactly where the Company sets its targets and growth parameters, which the Company considers confidential information, and we do not believe these metric points are required disclosure or outside the scope of confidentiality provided for such information, as described on page 25 of the Proxy Statement.

Moreover, the Company believes that the very detailed "trigger" data included on pages 29-30 of the Proxy Statement, describing exactly how the bonus is calculated, and how "less than target" and "more than target" results will impact the bonus, and where the bonus "caps" are set, adequately provides investors with an understanding of the risk and reward elements inherent in our plan, without disclosing confidential information and particularly very hard to predict "future" confidential information about income and sales targets that are a year away.

In this regard, the Company is highly concerned that public disclosure of the target and growth parameters would cause it competitive harm, and most importantly could be misleading to investors. In this regard, as disclosed in the Company's public filings, the Company notes that it is in a highly competitive, volatile industry where product changes, consumer sentiment, economic factors and other variables make predicting future results quite difficult.  For this reason, the Company does not provide projected financial information, "guidance" or "comfort" on potential future results to the investment community in its quarterly financial results conference calls. The Company believes that publicly reporting its future annual financial/compensation targets would unavoidably lead investors to think such results are the Company's "expectations" or "predictions" of most likely outcomes, when of course performance targets are no such thing and take into account variables intended to incentivize employees, and are not merely straight predictions of future performance. The Company is greatly concerned that reporting the targets could confuse investors into thinking the targets are predictions of future results, particularly since the past year demonstrates the difficulty of achieving the targets, and the danger of believing them to be management's expectation.

The Company respectfully requests the Staff to reconsider its concern that there is not a basis for the Company to assert confidentiality of this information.

11. With a view towards improving future disclosure, please tell us how the compensation committee assessed performance with respect to the non-financial goals. In doing so, please tell us what the committee determined the payout level should be for each of the two aggregated categories of non-financial goals (i.e., Strategic Accomplishments and Corporate Governance) and describe the analysis the committee undertook to determine the payout levels.

As disclosed on page 29 of the Proxy Statement, the Non-Financial Goals comprise 20% of the total bonus payout. In establishing these goals and the weightings and payout levels described below, the Compensation Committee believed that accomplishing strategic goals should benefit the entire Company and would require a cross-functional team effort involving the entire senior team and that encouraging such effort is critical to the success of the Company. For this reason, the strategic goals (which were equally weighted) had a much more prominent portion (80%) of the Non Financial Goal weighting and payout than the governance goals.

As disclosed in page 30, Non-Financial Goals performance is assessed based on whether the goal is achieved or not. In certain instances, partial performance may be recognized, and it is understood that given the nature of the Non-Financial Goals, the Compensation Committee uses a more subjective approach to measuring performance then is the case with financial goals. Please see response # 13 below for additional information regarding re-weighing of the various goals.

The 8 Strategic Goals comprising the 80% portion of the Non Financial Goals, and the original percentage weighting and the original total payout level attributed to each goal, were as follows:
	Weighting	Payout
1. Implement Formal LTIP Program	10%	$75,231
2. Industrial – New Jersey Facility fully operating	10%	$75,231
3. Industrial – Marketplace operational	10%	$75,231
4. Tech NA – PCS Migration	10%	$75,231
5. Tech NA – WMS Migration	10%	$75,231
6. Tech NA – New consumer website migration	10%	$75,231
7. Tech EU – Project Danube	10%	$75,231
8. Tech EU – PCS Migration	10%	$75,231

The 3 Corporate Governance Goals comprising the remaining 20% portion of the Non Financial Goals, and the original percentage weighting attributed to each goal and the original total payout level was as follows:

	Weighting	Payout
1. Improve Internal Controls	5%	$37,616
2. Manage the business ethically	10%	$75,231
3. Provide a safe employee work environment	5%	$37,616

12. We note the amounts shown in the Summary Compensation Table for 2012 in the Non-Equity Incentive Plan Compensation column. With a view towards improving future disclosure, please explain to us, in detail, how you calculated those amounts.

In response to this Comment, we provide below the following breakdown of the methodology used to calculate Larry Reinhold's 2012 Non Incentive Plan compensation. The same analysis, using the same metrics and percentages, was used for the other Named Executive Officers (other than Mr. Sprosty, as disclosed; Mr. Sprosty is no longer with the Company). The only variable used for each NEO was the starting point: the 100% base case bonus target levels disclosed on page 30 for each NEO. Please advise if the Staff desires this mathematical analysis to be repeated for each Named Executive Officer; we believe the following information provides the answer to the Staff's comment as to how the amounts were calculated. Amounts presented below reflect the re-weighting described in Response #13:

Lawrence Reinhold
100% Base Target Bonus (100% achievement of the Financial and Non Financial Goals)	$825,000
Financial Goal (80% of Bonus)	$660,000
Adjusted Operating Income Target (60%)
($825,000 x .6 = $495,000)
($495,000 x 0% actual achievement of AOI) =	$0
Sales Target (20%)
($825,000 x .2 = $165,000)
($165,000 x 80% actual achievement of SG =	$132,000
Non Financial Goal (20% of Bonus)	$165,000
Strategic Accomplishment (80% reset to 60%)
($165,000 x .6 (rather than .8) =	$99,000
Corporate Governance (20% reset to 40%)
$165,000 x .4 (rather than .2) =	$66,000
Total Bonus Earned $132,000+$99,000+$66,000=	$297,000

Compensation of NEOs in 2012, page 33

13. We note that your Compensation Committee exercised discretion under the 2012 Bonus Plan to defer or      eliminate certain of the original strategic goals, resulting in full payout of the portion of the bonus allocated to non-financial goals. With a view to improving future disclosure, please clarify for us what the Committee considered in making its determination and why they took into account those particular factors.

The Committee made its determination based on the fact that certain of the 2012 projects initially comprising the Non-Financial Goals had been deferred or abandoned by senior  management and the Board of Directors for various strategic, competitive, operating or business reasons that impacted the Company's business and shifted where management's focus should be directed. In such circumstance, the Committee believed it was inappropriate to penalize management for the change of circumstances and utilized its subjective discretion as disclosed.

In this regard, for the Staff's information the following determinations were made:

Strategic Goals Nos. 4, 5, 6 and 8 (as numbered in Response # 11 above), each initially allocated 10% weight, received zero weighting, as these projects were deferred so that management could address the 2012 pressures faced by the NA Tech business. At the same time, Strategic Goals Nos. 2, 3 and 7 (as numbered in Response #11 above) each received 20% weighting (rather than the 10% initially set) to reflect the increased importance of those projects in the difficult 2012 business environment. Finally, Strategic Goal # 1 did not receive any weighting, because the project was instructed to be abandoned by the Board.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)
4. Special Charges, Net, page 10

14. We note your disclosure on pages 10, 14 and 16 related to your restructuring plans and your disclosure of $16.5 million of charges incurred during the nine months ended September 30, 2013 related to your Technology Products segment. Please reconcile the amounts presented within the paragraph preceding your table detailing the associated liabilities related to the Technology Products segment with the amounts charged to expense within that table.

The table showing the associated liabilities related to the Technology Products segment special charges incurred during the nine months ended September 30, 2013 does not include amounts "charged to expense" of approximately $4.2 million for which no liability was established.  These costs consisted primarily of $2.0 million in fixed assets write off and $1.8 million in shared service center start up costs.

On behalf of the Company, the undersigned acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention.  Please feel free to contact the undersigned for any additional information.
Respectfully yours,

/s/Lawrence P. Reinhold

Lawrence P. Reinhold
 Executive Vice President and
Chief Financial Officer
Enclosure
cc:    Jarrett Torno, Staff Accountant
       Andrew Blume, Staff Accountant
       Eric Lerner, Systemax Inc.
        Senior Vice President and General Counsel